

Sara Moll · 2nd

Founder & CEO, Vin Social | Sommelier | Focused on community building, women entrepreneurship, and the business of wine

New York, New York, United States · 500+ connections ·

Contact info

VIN SOCIAL

International Culinary Center

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Vin Social Delivers Responsibly-Crafted Wines to You

BeLatina

To bring all the right bottles to conscious and curious consumers, wine industry...

An interview with me on the heels of #internationalwomensday ➡️ Women &...



Women & Wine: How Sara Moll of Vin Social is Breaking Down Barriers and...

medium.com

 17 · 7 comments



More tha

Vin Social

JOURNE
an exper

Experience



Founder
VIN SOCIAL
Nov 2013 – Present · 7 yrs 4 mos
Greater New York City Area

Vin Social is a modern wine edu-tainment and eCommerce platform on a mission to create a better way for businesses to engage and entertain their most valuable relationships while spotlighting the lesser-known, small-production, and sustainably crafted wines of the world.

Vin Social designs custom wine programs tailored to your businesses goals:
- Bespoke virtual wine tastings
- Employee culture-building
- White-glove gifting

...see more



Consulting Wine Director
StarChefs.com
Aug 2014 – Aug 2016 · 2 yrs 1 mo
International Chef's Congress - NYC

Consult with Starchefs to coordinate and execute all wine programming for the annual International Chef's Congress in collaboration with the Starchefs events team.

-Recruit, vet, and manage the competitors for the Somm Slam competition.

...see more

Events Director
Xavier Wine Co.
Feb 2015 – Jan 2016 · 1 yr
Greater New York City Area

Xavier Wine Co. is a boutique wine retailer in the Meatpacking District of Manhattan offering hand-selected wines and artisanal spirits with a focus on natural wines from sustainable, organic, or biodynamic growers. Our knowledgeable and friendly staff create an interactive and educational atmosphere for our clientele to discover what we believe are some ...see more

Retail Sales Associate
Slope Cellars
Mar 2014 – Mar 2015 · 1 yr 1 mo
Brooklyn, NY

Provide exceptional customer service and offer suggestions and information on the wine and spirits selection tailored to a customer's needs, tastes, and desired price point.

Wine Sales Representative
Peter Warren Selections
Jul 2013 – Dec 2013 · 6 mos

Greater New York City Area

Peter Warren Selections is a boutique importer of fine wines with a portfolio that currently represents producers from Italy, France, Argentina, Austria, and the United States. Their focus lies on artisanal, family-owned, small production wineries that practice sustainable, organic or biodynamic farming.   ...see more

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Education

International Culinary Center

Certified Sommelier - Court of Master Sommeliers, Wine Steward/Sommelier, Class Valedictorian & Dean's List

2014 – 2014



Missouri State University

B.S Apparel Design and B.S. Fashion Merchandising/Management, Fashion/Apparel Design

2000 – 2005

Licenses & certifications



WSET Level 3 with Distinction

WSET — Wine & Spirit Education Trust

Issued Dec 2019 · No Expiration Date

See credential



Certified Specialist of Wine

Society of Wine Educators

Issued Sep 2015 · No Expiration Date



Certified Sommelier

Court of Master Sommeliers Europe

Issued Jul 2014 · No Expiration Date

See credential





